CHANGE OF STATUS REPORT

NOTICE PURSUANT TO SECTION 11.2 OF

NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

TO:	British Columbia Securities Commission

AND TO:	The securities regulatory authorities in each of the provinces and territories of Canada

RE:	HIVE Blockchain Technologies Ltd (the "Issuer") - Change of Status Report

On July 1, 2021, the Issuer's common shares commenced trading on The Nasdaq Stock Market operated by Nasdaq, Inc. under the trading symbol "HIVE". As a result, on July 1, 2021, the Issuer ceased to be a "venture issuer" within the meaning ascribed to that term under National Instrument 51-102 - Continuous Disclosure Obligations.

Dated this 16th day of February, 2022.

HIVE Blockchain Technologies Ltd

Per:    "Darcy Daubaras"

            Name: Darcy Daubaras

            Title: Chief Financial Officer